March 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Anne Nguyen Parker Douglas Brown

Re:	Longwei Petroleum Investment Holding Limited Registration Statement on Form S-1 Filed December 24, 2009 File No. 333-164020
Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) provided via telephone relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Longwei Petroleum Investment Holding Limited (“Longwei” or the "Company").  On behalf of the Company, we respond as set forth below.

1.	Please update your financial statements.

Response

The Company has revised the registration statement in accordance with the Staff’s comment to update the financial statements included in the registration statement.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

By:	/s/ Stephen A. Cohen
Stephen A. Cohen